EXHIBIT 12.1

INTERNATIONAL GAME TECHNOLOGY
STATEMENT OF COMPUTATION OF UNAUDITED RATIO OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	Quarter ended December 31,	Years ended September 30,
	2006	2006	2005	2004	2003	2002
Income before tax from continuing operations	$189.7	$746.9	$681.2	$653.5	$598.6	$408.8

Add:
Distributed income of equity investees	-	-	-	-	-	43.4
Fixed Charges:
Interest expense on debt	9.0	28.9	26.8	64.4	93.6	94.3
Interest expense within rental expense	1.0	4.8	4.3	3.8	3.1	3.2
Total fixed charges	10.0	33.7	31.1	68.2	96.7	97.5

Less:
Capitalized interest	0.4	1.3	-	-	-	-
Income/(loss) from equity investees	(1.2)	(3.2)	-	-	-	32.5
Earnings	$200.5	$782.5	$712.3	$721.7	$695.3	$517.2

Ratio of earnings to fixed charges(1)	20.1	23.2	22.9	10.6	7.2	5.3

Footnotes:

(1) For the purposes of computing this ratio, earnings represents pretax income from continuing operations, net of income (loss) from equity investees in excess of (less than) distributions and fixed charges (excluding capitalized interest). Fixed charges are comprised of interest expense and one-third of total rental expense. Interest expense includes capitalized interest and amortization of discount and deferred issuance costs, and excludes accretion related to jackpot winner payments as it is offset by interest income on jackpot annuity investments.